EXHIBIT 12.1

UDR, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	Three Months Ended
	March 31,
	2018	2017
Earnings:
Income/(loss) from continuing operations	$18,925	$26,264
Add (from continuing operations):
Interest on indebtedness (a)	29,943	30,539
Portion of rents representative of the interest factor	498	484
Amortization of capitalized interest	1,368	1,194
Total earnings	$50,734	$58,481

Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (a)	$29,943	$30,539
Interest capitalized	4,573	4,706
Portion of rents representative of the interest factor	498	484
Fixed charges	$35,014	$35,729

Add:
Preferred stock dividends	955	929
Combined fixed charges and preferred stock dividends	$35,969	$36,658

Ratio of earnings to fixed charges	1.45	1.64
Ratio of earnings to combined fixed charges and preferred stock dividends	1.41	1.60

(a)

Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.